Exhibit 99.2

CONSORTIUM AGREEMENT

THIS CONSORTIUM AGREEMENT, dated as of October 12, 2022 (this “Agreement”), is made by and among

A.	Fang Holdings Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Lead Investor”),

B.	(i) Tianquan Mo (“Mr. Mo”), (ii) ACE Smart Investments Limited, a company limited by shares incorporated under the laws of Hong Kong, (iii) Media Partner Technology Limited, a business company incorporated with limited liability under the laws of the British Virgins Islands, (iv) Next Decade Investments Limited, a business company incorporated with limited liability under the laws of the British Virgins Islands, (v) Karistone Limited, a business company incorporated with limited liability under the laws of the British Virgins Islands, and (vi) Open Land Holdings Limited, a company limited by shares incorporated under the laws of Hong Kong (each of such companies, as a “Mr. Mo’s Affiliate”, and collectively, as “Mr. Mo’s Affiliates”),

C.	General Atlantic Singapore Fund Pte. Ltd., a company incorporated under the laws of Singapore (together with its affiliated investment entities, “General Atlantic”),

D.	Digital Link Investments Limited, a business company incorporated with limited liability under the laws of the British Virgins Islands (“Digital Link”), and

E.	True Knight Limited, a business company incorporated with limited liability under the laws of the British Virgins Islands (“True Knight”).

Each of the Lead Investor, Mr. Mo, Mr. Mo’s Affiliates, General Atlantic, Digital Link, True Knight and any Additional Members (as hereinafter defined) admitted to the Consortium (as hereinafter defined) after the date hereof pursuant to the terms of this Agreement is referred to herein as a “Party”, and collectively, the “Parties”. Unless otherwise defined herein, capitalized terms used herein shall have the meanings assigned to them in Section 10.1 hereof.

WHEREAS, the Parties propose to undertake an acquisition transaction (the “Transaction”) with respect to China Index Holdings Limited (the “Company”), a company incorporated under the laws of the Cayman Islands and listed on the NASDAQ Global Select Market (“NASDAQ”), pursuant to which the Company would be delisted from NASDAQ and deregistered under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”);

WHEREAS, (a) in connection with the Transaction, the Parties propose to form a new exempted company with limited liability (“Holdco”) under the laws of the Cayman Islands, and to cause Holdco to form a direct or indirect, wholly-owned subsidiary (“Merger Sub”) under the laws of the Cayman Islands, and (b) at the closing of the Transaction (the “Closing”), the Parties intend that Merger Sub will be merged with and into the Company, with the Company being the surviving company (the “Surviving Company”) and becoming a direct, wholly-owned subsidiary of Holdco;

WHEREAS, on August 23, 2022, the Lead Investor submitted a preliminary non-binding proposal to the Company’s board of directors in connection with the Transaction and on or about the date hereof, the Parties intend to jointly submit an updated preliminary non-binding proposal in connection with the Transaction, the form of which is attached hereto as Schedule A (the “Proposal”), to the special committee of the Company’s board of directors which was formed on August 31, 2022 (the “Special Committee”); and

WHEREAS, in accordance with the terms of this Agreement, the Parties will cooperate and participate in (a) the evaluation of the Company, including conducting due diligence of the Company and its business, (b) discussions regarding the Proposal with the Company, and (c) the negotiation of the terms of definitive documentation among Holdco, Merger Sub and the Company with the Special Committee in connection with the Transaction, including an agreement and plan of merger among Holdco, Merger Sub and the Company (the “Merger Agreement”) (such definitive documentation, collectively, the “Definitive Agreements”).

NOW, THEREFORE, in consideration of the foregoing recitals and of the mutual agreements and covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

1.	Participation in Transaction; Proposal; Holdco Ownership

1.1              Participation in Transaction.

(a)	Subject to the terms and conditions set forth in this Agreement, each of the Parties agrees to participate in the Transaction. The Lead Investor shall act in good faith to: (i) undertake further due diligence with respect to the Company and its business, if necessary; (ii) engage in discussions with the Special Committee regarding the Proposal; (iii) negotiate and finalize the terms of the Definitive Agreements; and (iv) take any action or refrain from taking any action in order for Holdco or Merger Sub to comply with their respective obligations, satisfying the closing conditions or exercise their respective rights under the Definitive Agreements; provided, that the Lead Investor and its authorized Representatives and Advisors shall at all relevant times (1) obtain the consents from each of the other Parties on all terms related to the purchase price of the Transaction (including any adjustment thereof), closing conditions, the structure or timing (including the long stop date) of the Transaction, termination provisions or termination fee or similar arrangement of the Definitive Agreements, (2) involve, copy or provide the other Parties, their authorized Representatives and Advisors a reasonable opportunity to participate in, as applicable, all material discussions, negotiations and other communications with the Special Committee or the Company (whether in person, by email or telephone or otherwise) relating to the Transaction, (3) consult with the other Parties on all material terms of all Transaction documentation, (4) circulate all drafts of the Transaction documentation shared by or with the Special Committee or the Company and provide each Party with a reasonable period of time to review and comment on such Transaction documentation, and incorporate in good faith all additions, deletions or changes reasonably proposed by each Party in good faith, and (5) keep the other Parties reasonably informed of the status of discussions and negotiations with the Special Committee or the Company.

(b)	In order to facilitate the foregoing and except as otherwise agreed and subject to proviso (1) of Section 1.1(a), each Party hereby authorizes and delegates to the Lead Investor the primary responsibility for negotiating and finalizing the terms of the Definitive Agreements with the Company with respect to the Transaction; provided that such Definitive Agreements shall have been provided to the Parties for review and comment pursuant to Section 1.1(a); provided further that if any Party fails to reach agreement with the Lead Investor with respect to any material term of the Definitive Agreements, the Lead Investor shall deliver a notice to such Party to resolve such disagreement, following which such Party and the Lead Investor shall use reasonable efforts and discuss in good faith to resolve such disagreement, and if such disagreement remains unresolved for more than ten (10) Business Days after delivery of such notice, then such Party shall be deemed to have withdrawn from the Consortium unless otherwise agreed to by the Lead Investor. The Lead Investor shall also have the right (i) subject to Sections 1.4(b) and 1.4(d), to adjust the number of Rollover Shares (as defined below) and/or the amount of Cash Contribution (as defined below) of any Party and update the Equity Contribution Schedule (as defined below), and (ii) to determine the number of Rollover Shares and the amount of Cash Contribution of an Additional Member pursuant to Section 1.5.

(c)	Each Party shall use its commercially reasonable efforts to execute a customary confidentiality agreement reasonably required by the Company in connection with gaining access to information with respect to the Company in connection with the Transaction.

1.2              Negotiation of Sponsor Agreements. During the term of this Agreement, each Party shall negotiate in good faith customary definitive agreements in connection with the Transaction, including, without limitation, (a) a customary support agreement, pursuant to which each Party or any of his or its Affiliates that is a holder of Company Shares will agree, among other things, to vote such Party’s or such Affiliates’ Company Shares in support of the Transaction and against any Alternative Transaction, (b) documentation providing for each Party’s cash and/or rollover equity investment in Holdco, (c) documentation governing the actions of the Parties in connection with the Transaction following the execution of the Merger Agreement and prior to the Closing and (d) documentation governing the economic and governing terms of each Party’s investment in Holdco to take effect immediately following the Closing, which, in each case, shall include customary terms for transactions of a similar nature.

1.3              Proposal. Following the date hereof, under the election of the Lead Investor, the Parties shall promptly submit the Proposal to the Special Committee on or about the date hereof.

1.4              Holdco Ownership and Arrangements.

(a)	Prior to the execution of the Definitive Agreements, the Lead Investor shall (i) incorporate Holdco, and shall cause Holdco to incorporate Merger Sub, and any other intermediate holding companies, in each case, under the laws of such jurisdiction(s) and as may be reasonably determined by the Lead Investor and (ii) adopt in good faith the memorandum and articles of association of Holdco, Merger Sub and other intermediate holding companies (if any), which shall be in a form which is customary for transactions of this nature. The Parties further agree that the memorandum and articles of association of Merger Sub shall become the memorandum and articles of association of the Surviving Company at the Closing.

(b)	In connection with the Transaction and subject to the signing of, and satisfaction or waiver of the conditions set forth in, the Merger Agreement, at the Closing, each Party intends to contribute (or cause his, her or its Affiliates and/or designees to contribute) to Holdco, in exchange for newly issued equity interests in Holdco, (i) such number of Company Shares held by such Party and/or his, her or its Affiliates and/or designees as set forth in Schedule B as at the date hereof attached hereto, subject at all times to Section 1.4(d)(ii), unless otherwise determined jointly by the Lead Investor and the relevant Party from time to time (such Party’s “Rollover Shares”) and (ii) such amount of cash as set forth in Schedule B as at the date hereof attached hereto, subject at all times to Section 1.4(d)(ii), unless otherwise determined jointly by the Lead Investor and the relevant Party from time to time (such amount, such Party’s “Cash Contribution”). With respect to any Party, the sum of (A) the deemed value of such Party’s Rollover Shares (which shall be calculated based on the per share purchase price offered to the unaffiliated shareholders of the Company in the Transaction) and (B) the amount of such Party’s Cash Contribution shall equal the “Equity Contribution” of such Party. Each Party’s ownership percentage in Holdco on a non-diluted basis as of immediately following the Closing and the amount of equity interests in Holdco to be issued to such Party in exchange for such Party’s Equity Contribution shall be calculated proportionally based on (x) the amount of such Party’s Equity Contribution, relative to (y) the aggregate amount of all Parties’ Equity Contributions. For the avoidance of doubt, each Party agrees that the obligation of such Party to contribute (or cause to be contributed) his, her or its Rollover Shares and Cash Contribution to Holdco under this Section 1.4(b) shall be subject to the satisfaction or waiver of the conditions to the obligations of Holdco and its subsidiaries to consummate the Transaction to be set forth in the Definitive Agreements.

(c)	The Lead Investor hereby covenants that to the extent any debt financing(s) will be undertaken for purposes of consummation of the Transaction, such financing(s) shall be obtained from reputable commercial banks on arms-length terms.

(d)	Each Party hereby agrees that (i) the Lead Investor may prepare and maintain a schedule setting forth the number of Rollover Shares and the amount of Cash Contribution of each Party (the “Equity Contribution Schedule”); (ii) the number of Rollover Shares or the amount of Cash Contribution of any Party shall not in any event, without prior consent of such Party, be increased to more than such Party’s Rollover Shares or Cash Contribution, as applicable, as set forth in Schedule B as at the date hereof attached hereto; and (iii) subject at all times to Section 1.4(b) and 1.4(d)(ii) above, the amount of Cash Contribution of any Party may be adjusted from time to time in accordance with Section 1.4(b) (including upon the admission of any Additional Member pursuant to Section 1.5 and upon the withdrawal of any Party from the Consortium pursuant to Sections 1.1(b) or 1.4(e)), and the Lead Investor shall have the right to update the Equity Contribution Schedule from time to time to reflect such adjustments.

(e)	Prior to the execution of the Definitive Agreements, the Parties shall negotiate in good faith to reach agreement on a term sheet for a shareholder agreement that will take effect immediately after the Closing, and would, among other things, govern the relationship of the shareholders in Holdco following the Closing, and contain provisions customary for transactions of this type, which shall be executed by the Parties and/or their respective Affiliates on or immediately after the Closing (the “Shareholders Agreement”). The Parties hereby agree that (i) the equity securities in Holdco to be issued to each Party in exchange for such Party’s Equity Contribution shall have identical economic rights in all respects, including with respect to ranking, rights to distributions and convertibility; and (ii) the Shareholders Agreement shall contain customary minority shareholder protection rights for transactions of this type (the “Core Principles”). If any Party fails to reach agreement with the Lead Investor with respect to the terms of the Shareholders Agreement term sheet, the Lead Investor shall deliver a notice to such Party to resolve such disagreement following which such Party and the Lead Investor shall use reasonable efforts and discuss in good faith to resolve such disagreement. If such disagreement remains unresolved for more than ten (10) Business Days after delivery of such notice, provided that the Lead Investor is in compliance with the Core Principles, then such Party shall be deemed to have withdrawn from the Consortium unless otherwise agreed to by the Lead Investor. Notwithstanding anything to the contrary in this Agreement, any agreement to which a Party is a party to will require the consent of such Party determined at its sole discretion, and in no event will any Party be obligated without his, her or its consent to enter into or otherwise be a party to any document.

(f)	Any Rollover Share number referred to in this Agreement shall be appropriately adjusted to take into account any bonus share issue, share subdivision, share combination, share split, recapitalization, reclassification or similar event affecting the Company Shares after the date of this Agreement.

1.5              Admission of New Consortium Members

(a)	Admission of additional members to the Consortium to provide additional equity capital by way of cash or roll-over equity contribution to Holdco for the consummation of the Transaction (including by way of indirect participation through syndication of any Party) shall require the consent of the Lead Investor (such additional members, the “Additional Members”), provided that the Lead Investor’s consent is not required for a Party’s Affiliate to become an Additional Member through a Transfer of Securities from such Party or holders of its Rollover Shares (such Party, a “Transferor Party”) to its Affiliate (such Affiliate, a “Transferee Affiliate”). The Lead Investor shall have the right to (i) determine the number of Rollover Shares and the amount of Cash Contribution of an Additional Member admitted pursuant to this Section 1.5 other than an Additional Member which is a Transferee Affiliate, in which case the number of Rollover Shares and the amount of Cash Contribution of such Transferee Affiliate shall be such number of Rollover Shares and such amount of Cash Contribution as jointly determined by the Transferor Party and the Transferee Affiliate, provided that (A) the Transferor Party and the Transferee Affiliate shall provide the Lead Investor with a written notice within two (2) Business Days upon the occurrence of such Transfer, which shall specify the amount of Rollover Shares and the amount of Cash Contribution, as applicable, that have been transferred to and/or taken up by the Transferee Affiliate; (B) the total number of Rollover Shares and the total amount of Cash Contribution of the Transferor Party and the Transferee Affiliate shall at all times be equal to the number of Rollover Shares and the amount of Cash Contribution set forth opposite the name of the Transferor Party under Schedule B immediately prior to such Transfer, unless otherwise jointly agreed by each of the Lead Investor, the Transferor Party and the Transferee Affiliate, and (C) any adjustments to the number of Rollover Shares or the amount of Cash Contribution of a Transferee Affiliate shall be jointly determined by the Lead Investor and such Transferee Affiliate; and (ii) update the Equity Contribution Schedule to reflect such determination or adjustment.

(b)	Any Additional Members admitted to the Consortium pursuant to Section 1.5 shall execute a deed of adherence to this Consortium Agreement in the form attached hereto as Schedule D (the “Deed of Adherence”) and upon its execution of the Deed of Adherence, such additional member shall become a Party and an Additional Member for the purpose of this Agreement.

2.	Advisors; Approvals

2.1              Information Sharing. In connection with the Transaction, each Party shall (a) comply with any reasonable information delivery or other similar requirements entered into by Holdco, a Party or an Affiliate of a Party, reasonably related to the Transaction and shall not, and shall direct its Representatives not to, whether by their action or omission, breach such arrangements or obligations, (b) comply with any confidentiality agreements reasonably required by the Company, (c) subject to the consent of the Special Committee (if required), share or cause to be shared with all other Parties all information held by a Party and reasonably requested by another Party in order to evaluate the Company, including technical, operational, legal, accounting and financial materials and relevant consulting reports and studies, (d) provide each other Party or Holdco with all information reasonably required concerning such Party or any other matter relating to such Party in connection with the Transaction and any other information a Party may reasonably require in respect of any other Party and its Affiliates for inclusion in the Definitive Documents, (e) provide timely responses to requests by other Parties for information and (f) apply the level of resources and expertise that such Party reasonably considers to be necessary and appropriate to meet its obligations under this Agreement. Except as required by law or regulations of any stock exchange or other regulatory body to which a Party is bound, the consent of each Party shall be required for any public statements about their intentions with respect to the Company, any issuance of which shall be further subject to Section 6.1. The Parties also acknowledge and agree that the Transaction may be considered a “going-private” transaction under Rule 13e-3 under the Exchange Act (“Rule 13e-3”) and agree to provide all information reasonably necessary to satisfy the applicable disclosure requirements under Rule 13e-3. Unless the Lead Investor otherwise agrees, none of the Parties shall commission a report, opinion or appraisal (within the meaning of Item 1015 of Regulation M-A of the Exchange Act). Notwithstanding the foregoing, no Party is required to make available to the other Parties any of their internal board meeting or investment committee materials or analyses or any information which it considers being commercially sensitive information or which is otherwise held subject to an obligation of confidentiality. The Parties agree and confirm that the Parties who are directors or employees of the Company or its subsidiaries shall not be obligated to provide any information in breach of any of their respective obligations or fiduciary duties to the Company.

2.2              Appointment of Advisors.

(a)	The Parties agree that the Lead Investor shall be responsible for engaging (including the scope and engagement terms), terminating or changing all joint Advisors to the Consortium in connection with the Transaction (such joint Advisors to the Consortium agreed in writing by the Lead Investor in accordance with this Section 2.2(a), the “Joint Advisors”). The Parties agree and acknowledge that O’Melveny & Myers has been selected by the Consortium as a Joint Advisor and the international legal counsel to the Consortium.

(b)	Except as otherwise provided in Section 2.2(a), if a Party requires separate representation in connection with specific issues arising out of the Transaction, such Party may retain other Advisors to advise it, provided that such Party shall (i) provide prior notice to other Parties of such retention and (ii) subject to Sections 3.1(a) and 3.1(c), be solely responsible for the fees and expenses of such separate Advisors unless the Lead Investor agrees in writing that the fees and expenses incurred by such separate Advisor will be treated as Consortium Transaction Expenses (as defined below) and reimbursable pursuant to Section 3 (which agreement shall not be unreasonably withheld or delayed).

(c)	For the purpose of the foregoing Section 2.2(b), the Lead Investor hereby acknowledges that such separate Advisors as set forth in Schedule C attached hereto have been retained by the relevant Party(ies) in connection with the Transaction, and hereby agrees and confirms that the fees and expenses incurred in connection therewith, in an amount up to US$50,000 for each such separate Advisor, shall be treated as Consortium Transaction Expenses (as defined below) and reimbursable pursuant to Section 3.

3.	Transaction Costs

3.1              Expenses and Fee Sharing.

(a)	Subject to Section 3.1(d), upon consummation of the Transaction, the Lead Investor shall cause the Company (or its successor in interests) to reimburse the Parties for, or pay on behalf of the Parties, as the case may be: (i) all out-of-pocket costs and expenses incurred by the Parties as approved by the Lead Investor in writing before incurring such costs and expense (including the reasonable fees and expenses of Advisors retained by a Party pursuant to Section 2.2(b)), and (ii) fees, expenses and disbursements payable to any Joint Advisors as contemplated by Section 2.2(a) (such costs and expenses under this subsections (i) and (ii), the “Consortium Transaction Expenses”).

(b)	If the Transaction is not consummated (and Sections 3.1(c) and 3.1(d) do not apply), and subject to Section 5.5, (i) the Lead Investor shall pay the Consortium Transaction Expenses; and (ii) each Party shall bear its own costs and expenses incurred in connection with the Transaction including fees, expenses and disbursements payable to any separate Advisor engaged by such Party as contemplated by Section 2.2(b).

(c)	If the Transaction is not consummated due to the unilateral breach of this Agreement (or any other relevant agreement) by one or more Parties, then such Party(ies) shall, severally (and not jointly or jointly and severally), reimburse any non-breaching Party for all of their out-of-pocket costs and expenses incurred in connection with the Transaction, including (i) the Consortium Transaction Expenses; and (ii) any fees, expenses and disbursements payable to separate Advisors retained by such non-breaching Party pursuant to Section 2.2(b), in each case without prejudice to any rights and remedies otherwise available to such non-breaching Party.

(d)	If a Party ceases to be a Party (including by way of breach of this Agreement, or as a result of such Party’s withdrawal from the Consortium pursuant to Section 1.1(b) or Section 1.4(e)) prior to the consummation of the Transaction, then such Party shall be responsible for, and shall pay, its Pro Rata Share (as defined below) of the Consortium Transaction Expenses incurred or accrued as of the date of its ceasing to be a Party, or such a lower amount as otherwise determined in good faith by the Lead Investor. For the avoidance of doubt, such Party shall not be responsible for any Consortium Transaction Expenses incurred or accrued after such time as such Party ceases to be a Party other than under the circumstances described in Section 3.1(c).

(e)	Each of the Parties shall be entitled to receive any termination, break-up or other fees or amounts payable to Holdco or Merger Sub by the Company pursuant to the Definitive Agreements, net of the Consortium Transaction Expenses, to be allocated pro rata among the Parties in proportion to their respective Contemplated Ownership Percentages as set forth in the then-effective Schedule B (the “Pro Rata Share”), provided that such Party shall continue to be a Party when Holdco or Merger Sub receives such payments from the Company.

(f)	The obligations of each Party under this Agreement are several (and not joint or joint and several). For the avoidance of doubt, without limiting Section 3.1(c), no Party shall be responsible for the fraud, willful misconduct or breach of the Agreement by any other Party.

4.	Exclusivity.

4.1              During the period beginning on the date hereof and ending on the earlier of (i) the date which is twelve (12) months after the date of this Agreement, which may be extended as jointly agreed by all Parties in writing, and (ii) the termination of this Agreement pursuant to Section 5.3 (the “Exclusivity Period”), each Party agrees that it shall (and shall cause its Affiliates to):

(a)	work exclusively with the Lead Investor and the other Parties to implement the Transaction, including to (i) evaluate the Company and its business, (ii) prepare, negotiate and finalize the definitive Transaction documentation; and (iii) vote, or cause to be voted, at every shareholder or stakeholder meeting (whether by written consent or otherwise), including any adjournment, recess or postponement thereof, all of its Company Shares (x) against any Alternative Transaction or matter that would facilitate an Alternative Transaction and (y) in favor of the Transaction;

(b)	not, and shall not permit its Affiliates, or any of its or its Affiliates’ Representatives authorized to act on it or its Affiliate’s behalf, directly or indirectly, to (i) propose an Alternative Transaction, or seek, solicit, initiate, induce, facilitate or encourage (including by way of furnishing any non-public information concerning the Company) inquiries or proposals concerning, or participate in any discussions, negotiations, communications or other activities with any person (other than the other Parties) concerning, or enter into or agree to an Alternative Transaction; (ii) provide any information to any third party with a view to the third party or any other person pursuing or considering to pursue an Alternative Transaction; (iii) finance or offer to finance any Alternative Transaction, including by offering any equity or debt finance, or contribution of Company Shares or other securities in the Company or provision of a voting or tender agreement, in support of any Alternative Transaction; (iv) enter into any written or oral agreement, arrangement or understanding (whether legally binding or not) regarding, or do, anything which is inconsistent with the provisions of this Agreement or the Transaction as contemplated by this Agreement; (v) except as expressly contemplated under the Definitive Agreements or other definitive Transaction documentation, (A) acquire any Company Shares or other securities in the Company, or any right, title or interest thereto or therein, other than (x) its Rollover Shares or securities of the Company convertible or exchanged from the Rollover Shares or (y) securities of the Company granted pursuant to the Company’s existing equity incentive plans or issuable upon exercise or settlement of the equity incentive awards granted by the Company under its existing equity incentive plans pursuant to the terms thereof, or (B) sell, offer to sell, give, pledge, encumber, assign, grant any option for the sale of or otherwise transfer or dispose of, or enter into any agreement, arrangement or understanding to sell or otherwise transfer or dispose of, including, without limitation, by way of tender or exchange offer, an interest in any Company Shares or other securities in the Company (“Transfer”); (vi) enter into any contract, option or other arrangement or understanding with respect to a Transfer or limitation on voting rights of any Company Shares or other securities in the Company, or any right, title or interest thereto or therein; (vii) deposit any Company Shares or other securities in the Company into a voting trust or grant any proxies or enter into a voting agreement, power of attorney or voting trust with respect to any Company Shares or other securities in the Company; or (viii) seek, solicit, initiate, encourage, facilitate, induce or enter into any negotiation, discussion, agreement or understanding (whether or not in writing and whether or not legally binding) with any other person regarding the matters described in Section 4.1(b)(i) to Section 4.1(b)(vii); provided that notwithstanding anything to the contrary herein, the foregoing clauses (iv), (v) and (vi) of this Section 4.1(b) shall not apply to any Transfer of any Securities or any right, title or interest thereto between a Party and its Affiliate, provided that such Affiliate shall execute and deliver to the Lead Investor the Deed of Adherence with respect to such Transferred Securities and become a Party and an Additional Member for the purpose of this Agreement if it has not yet become a Party hereto, and provided further that notwithstanding anything to the contrary herein, following the termination of this Agreement with respect to any Party pursuant to Section 5.1, the foregoing clauses (v) and (vi) of this Section 4.1(b)) shall cease to apply to such terminated Party;

(c)	immediately cease and terminate, and cause to be ceased and terminated, all existing activities, discussions, conversations, negotiations and other communications (whether conducted by it or any of its Representatives) with all persons conducted heretofore with respect to an Alternative Transaction; and

(d)	notify the other Parties promptly if it or any of its Representatives receives any approach or communication with respect to any Alternative Transaction and shall promptly disclose to the other Parties the identity of any other persons involved and the nature and content of the approach or communication, and promptly provide the other Parties with copies of any such written communication.

Notwithstanding the foregoing provisions of Section 4.1, nothing in this Agreement shall be deemed to restrict the Lead Investor or its Affiliates or its Representatives from engaging or participating in any discussions or negotiations with (a) senior management of the Company (only in their personal capacities) regarding their participation or involvement in the Transaction during the pendency of the consummation of the Transaction or (b) any other Person who has indicated an interest in joining the Consortium as an Additional Member for the purposes of determining the suitability of such Person, and potential terms under which such Person or its Affiliates may be admitted, as an Additional Member pursuant to Section 1.5(a).

5.	Termination

5.1              Failure to Agree. Prior to the execution of the Definitive Agreements, upon a Party’s withdrawal pursuant to Section 1.1(b) or Section 1.4(e), this Agreement shall terminate with respect to such Party, following which the provisions of Section 5.5(a) will apply.

5.2              Upon Expiration of Exclusivity Period. If Holdco, Merger Sub and the Company have not entered into the Definitive Agreements prior to expiration (including any extensions thereof) of the Exclusivity Period, any Party may upon expiration of such period cease its participation in the Transaction by providing a written notice to other Parties and this Agreement shall terminate with respect to such Party, following which the provisions of Section 5.5(a) will apply.

5.3              Other Termination Events. This Agreement shall terminate with respect to all Parties upon a written agreement among all of the Parties to terminate this Agreement.

5.4              After Execution of Definitive Agreements. After the execution of the Definitive Agreements, this Agreement shall terminate without any further action on the part of any Party, upon the earlier of (a) the date the Transaction is consummated and (b) the date that the Definitive Agreements is validly terminated in accordance with its terms.

5.5              Effect of Termination.

(a)	Upon termination of this Agreement pursuant to Section 5.1 (Failure to Agree), Section 5.2 (Upon Expiration of Exclusivity Period), Section 5.3 (Other Termination Events) or Section 5.4 (After Execution of Definitive Agreements), (i) Section 3 (Transaction Costs), Section 5 (Termination), Section 6.2 (Confidentiality), Section 7 (Notices) and Section 9 (Miscellaneous) shall continue to bind all of the Parties, provided that, if there was a breach of this Agreement by any Party prior to the termination, Section 3.1(c) and Section 3.1(d), as applicable, shall apply; and (ii) the provisions of Section 4 (Exclusivity) (other than Section 4.1(a)) shall remain in effect for the duration of the Exclusivity Period.

(b)	Other than as set forth in Section 5.5(a), or in respect of a breach of this Agreement by any Party prior to the termination of this Agreement with respect to such Party, the Parties shall not otherwise be liable to each other in relation to this Agreement after termination. Any Joint Advisor or separate Advisor appointed by any Party in accordance with the terms of this Agreement may continue to advise any of the Parties.

6.	Announcements and Confidentiality

6.1              Announcements. No public announcement or statement regarding the existence, subject matter or contents of this Agreement shall be issued by any Party or their Affiliates or Representatives either to the Company (including the Company’s board of directors ) or to the public without the prior written consent of the Lead Investor, which consent shall not be unreasonably withheld, delayed or conditioned, except to the extent that any such announcements are required by laws, a court of competent jurisdiction, a regulatory body or international stock exchange, and then only after the form and terms of such disclosure have been notified to the Lead Investor and the Lead Investor has had a reasonable opportunity to comment thereon, in each case to the extent reasonably practicable. Any public announcement to be made by the Parties or their Affiliates (including Holdco) in connection with the Transaction shall be jointly coordinated and agreed by all of the Parties. Notwithstanding the foregoing, each Party may make any Schedule 13D filings, or amendments thereto, in respect of the Company that such Party reasonably believes is required under applicable law without the prior written consent of the other Parties, provided that each such Party shall coordinate with the other Parties in good faith regarding the content and timing of such filings or amendments in connection with the Transaction.

6.2              Confidentiality.

(a)	Except as permitted under Section 6.3, each Party shall not, and shall direct its Affiliates and Representatives not to, without the prior written consent of the other Parties, disclose any Confidential Information received by it (the “Recipient”) from any other Party (the “Discloser”). Each Party shall not and shall direct its Affiliates and Representatives not to, use any Confidential Information for any purpose other than for the purposes of this Agreement or the Transaction.

(b)	Subject to Section 6.2(c), the Recipient shall safeguard and return to the Discloser, on demand, any Confidential Information, and in the case of electronic data that constitutes Confidential Information, to return or destroy such Confidential Information (other than any electronic data stored on the back-up storage of the Recipient’s hardware) at the option of the Recipient.

(c)	Each Party may retain in a secure archive a copy of the Confidential Information referred to in Section 6.2(a) if the Confidential Information is required to be retained by the Party for regulatory purposes or in connection with a bona fide document retention policy.

(d)	Each Party acknowledges that, in relation to any Confidential Information received from a Discloser, the obligations contained in this Section 6.2 shall continue to apply for a period of twenty-four (24) months following the date of termination of this Agreement pursuant to Section 5.1, Section 5.2, Section 5.3 or Section 5.4, as applicable, unless otherwise agreed in writing.

6.3              Permitted Disclosures. A Party may make disclosures (a) to those of its Affiliates and Representatives as such Party reasonably deems necessary to give effect to or enforce this Agreement (including potential sources of capital), but only on a confidential basis and the Party should sign a confidentiality agreement, as applicable, which contains similar content to Section 6.3, with the Recipient, and without prejudice to the foregoing sentence, in the case of General Atlantic, to limited partners of any direct or indirect shareholder of General Atlantic or any fund manager managing General Atlantic or such shareholder, officers of any fund manager managing General Atlantic or such shareholder, and trusts Controlled by or for the benefit of the foregoing and their respective Representatives; (b) if required by law or a court of competent jurisdiction, the United States Securities and Exchange Commission or another regulatory body or international stock exchange having jurisdiction over a Party or its Affiliates or pursuant to whose rules and regulations such disclosure is required to be made, but only after the form and terms of such disclosure have been notified to the other Parties and the other Parties have had a reasonable opportunity to comment thereon, in each case to the extent legally permissible and reasonably practicable; or (c) if the information is publicly available other than through a breach of this Agreement by such Party or its Affiliates or Representatives.

7.	Notices.

7.1              Any notice, request, instruction or other document to be given hereunder by any Party to the others shall be in writing and delivered personally or sent by facsimile, overnight courier or e-mail to the contact details set forth on the signature pages and shall be copied to the additional contact as set forth thereon as well or to such other persons or addresses as may be designated in writing by the Party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving Party upon actual receipt, if delivered personally; upon confirmation or proof of successful transmission if sent by facsimile or e-mail or on the next day after deposit with an overnight courier, if sent by an overnight courier, except if the time of deemed delivery under this Section 7, (regardless of the form of service) is after 4:30 p.m. at the place of receipt or is not on a Business Day, then the notice will not be deemed received at that time but rather will be deemed received at 9 a.m. on the next following Business Day in the place of delivery.

8.	Representations and Warranties

8.1              Representations and Warranties. Each Party hereby represents and warrants, on behalf of such Party only, to the other Parties that (a) it has the requisite power and authority to execute, deliver and perform this Agreement; (b) the execution, delivery and performance of this Agreement by it have been duly authorized by all necessary action on the part of such Party and no additional proceedings are necessary to approve this Agreement; (c) this Agreement has been duly executed and delivered by it and constitutes a valid and binding agreement of such Party enforceable against it in accordance with the terms hereof (subject to general principles of equity); (d) its execution, delivery and performance (including the provision and exchange of information) of this Agreement will not (i) conflict with, require a consent, waiver or approval under, or result in a breach of or default under, any of the terms of any material contract or agreement to which such Party is a party or by which such Party is bound, or any office such Party holds, (ii) violate any order, writ, injunction, decree or statute, or any rule or regulation, applicable to such Party or any of its properties and assets or (iii) result in the creation of, or impose any obligation on such Party to create, any lien, charge or other encumbrance of any nature whatsoever upon such Party’s properties or assets; and (e) no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transaction based upon arrangements made by or on behalf of such Party.

8.2              Company Shares. As of the date of this Agreement, (i) each Party (A) Owns the number of outstanding Company Shares set forth under the heading “Company Shares” next to its names on Schedule B hereto, and (B) Owns the other Securities set forth under the heading “Other Securities” next to their names on Schedule B hereto, in each case free and clear of any encumbrances or restrictions; (ii) such Party has the sole right to Control the voting and disposition of the Company Shares (if any) and any other Securities (if any) Owned by such Party; and (iii) such Party does not Own, directly or indirectly, any Company Shares or other Securities other than as set forth on Schedule B hereto. Each Party agrees that, except as may be agreed by the Lead Investor, it shall not acquire Ownership of any Company Shares prior to the termination of this Agreement pursuant to Section 5.

8.3              Reliance. Each Party acknowledges that the other Parties have entered into this Agreement on the basis of and reliance upon (among other things) the representations and warranties in Section 8.1 and Section 8.2 and have been induced by them to enter into this Agreement.

9.	Miscellaneous

9.1              Entire Agreement. This Agreement constitutes the entire agreement between the Parties and supersedes any previous oral or written agreements or arrangements among them or between any of them relating to its subject matter.

9.2              Further Assurances. Each Party shall use all reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to carry out the intent and purposes of this Agreement.

9.3              Severability. If any provision of this Agreement is held to be invalid or unenforceable for any reason, it shall be adjusted rather than voided, if possible, in order to achieve the intent of the Parties to the maximum extent possible. In any event, the invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other jurisdiction.

9.4              Amendments; Waivers. Neither this Agreement nor any term hereof may be amended or otherwise modified other than by an instrument in writing signed by each of the Parties. No provision of this Agreement may be waived, discharged or terminated other than by an instrument in writing signed by the Party against whom the enforcement of such waiver, discharge or termination is sought. No failure or delay by any Party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

9.5              Assignment; No Third Party Beneficiaries. Other than as provided herein, the rights and obligations of any Party shall not be assigned without the prior consent of the other Parties; provided that each Party may assign its rights and obligations under this Agreement, in whole or in part, without the prior consent of the other Parties, to an Affiliate of such Party by notifying the other Parties pursuant to Section 7. Each Party agrees that it will remain bound and liable under this Agreement after such assignment to its Affiliates. This Agreement shall be binding upon the respective heirs, successors, legal representatives and permitted assigns of each of the Parties. Nothing in this Agreement shall be construed as giving any person, other than each of the Parties and its heirs, successors, legal representatives and permitted assigns any right, remedy or claim under or in respect of this Agreement or any provision hereof.

9.6              No Partnership or Agency. The Parties are independent and nothing in this Agreement constitutes a Party as the trustee, fiduciary, agent, employee, partner or joint venturer of the other Party.

9.7              Counterparts. This Agreement may be executed in counterparts and all counterparts taken together shall constitute one document. Delivery of a counterpart of this Agreement by e-mail attachment or telecopy shall be an effective mode of delivery.

9.8              Governing Law. This Agreement shall be governed by, and construed in accordance with, the substantive laws of the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”) without giving effect to any choice of law or conflict of law rules or provisions that would cause the application of the laws of any jurisdiction other than Hong Kong.

9.9              Dispute Resolution. Any disputes, actions and proceedings against any Party arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC in force (the “Rules”) when the notice of arbitration is submitted and as may be amended by this Section 9.9. The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the arbitration tribunal (the “Tribunal”) shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the Tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the chairman of HKIAC. The award of the Tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

9.10          Specific Performance. Each Party acknowledges and agrees that the other Parties would be irreparably injured by a breach of this Agreement by it and that money damages alone are an inadequate remedy for actual or threatened breach of this Agreement. Accordingly, each Party shall be entitled to specific performance or injunctive or other equitable relief (without posting a bond or other security) to enforce or prevent any violations of any provision of this Agreement, in addition to all other rights and remedies available at law or in equity to such Party, including the right to claim money damages for breach of any provision of this Agreement.

9.11          Limitation on Liability. Except as otherwise expressly provided for in this Agreement, the obligation of each Party under this Agreement is several (and not joint or joint and several).

10.	Definitions and Interpretations

10.1          Definitions. In this Agreement, unless the context requires otherwise:

“Additional Members” shall have the meaning ascribed to such term in Section 1.5(a) hereof.

“ADSs” means the Company’s American Depository Shares, each representing 1 (one) Class A ordinary share of the Company.

“Advisors” means any legal, financial, tax, forensic accounting or other advisors or consultants of the Consortium, Holdco, Merger Sub or a Party, in each case appointed in connection with the Transaction.

“Affiliate” shall have the meaning ascribed to such term in Rule 12b-2 under the Exchange Act; including, for the avoidance of doubt, any affiliated investment funds of such Party or any investment vehicles of such Party or such funds; provided, however, that with respect only to Parties that are a private equity, sovereign or other funds in the business of making investments in portfolio companies managed independently, no portfolio company of any such Party (including portfolio company of any affiliated investment fund or investment vehicle of such Party) shall be deemed to be an Affiliate of such Party. Notwithstanding anything to the contrary in the foregoing, in the case of General Atlantic, (i) the term “Affiliate” also includes (A) any direct or indirect Controlling shareholder of General Atlantic, (B) any of General Atlantic or such shareholder’s general partners, (C) the fund manager managing General Atlantic or such shareholder (and general partners, Controlling partners and officers thereof), and (D) trusts Controlled by or for the benefit of any natural person referred to in (B) or (C) above; and (ii) in no event shall any portfolio company owned, directly or indirectly, by investment funds managed by General Atlantic Service Company, L.P., be deemed an Affiliate of General Atlantic.

“Agreement” shall have the meaning ascribed to such term in the preamble hereof.

“Alternative Transaction” means any inquiry, proposal or offer from any person (other than the Consortium) relating to (i) any direct or indirect acquisition or purchase of any capital stock or other equity interest in, or any of the businesses of, the Company or its subsidiaries or variable interest entities, or a restructuring, recapitalization, merger, consolidation or other business combination transaction involving the Company or its subsidiaries or variable interest entities, (ii) a transfer, sale or lease of any of the assets of the Company or any of its subsidiaries or variable interest entities, or (iii) any other transaction that could adversely affect, prevent or materially reduce the likelihood of the consummation of the Transaction with the Parties.

“Arbitrator” shall have the meaning ascribed to such term in Section 9.9 hereof.

“Business Day” means any day (other than a Saturday or a Sunday) on which banks generally are open in Beijing, Hong Kong, New York City, Singapore, Cayman Islands and British Virgins Islands for the transaction of normal banking business.

“Cash Contribution” shall have the meaning ascribed to such term in Section 1.4(b) hereof.

“Closing” shall have the meaning ascribed to such term in the recitals hereof.

“Company” shall have the meaning ascribed to such term in the recitals hereof.

“Company Shares” means the issued and outstanding Class A ordinary shares, par value US$0.001 per share, of the Company, including the Class A ordinary shares represented by the ADSs, and the Class B ordinary shares, par value US$0.001 per share, of the Company.

“Confidential Information” includes (i) all written, oral or other information obtained in confidence by one Party from any other Party in connection with this Agreement or the Transaction, unless such information (x) is already or becomes known to such first Party on a non-confidential basis from a source not known by such first Party to be bound by a duty of confidentiality, or (y) is or becomes publicly available other than through a breach of this Agreement by such Party or its Affiliates or Representatives, and (ii) the existence or terms of, and any negotiations or discussions relating to, this Agreement, the Proposal and any definitive documentation, including the Definitive Agreements, and the Transaction.

“Consortium” means the consortium formed by the Parties and any Additional Members to undertake the Transaction.

“Consortium Transaction Expenses” shall have the meaning ascribed to such term in Section 3.1(a) hereof.

“Contemplated Ownership Percentage” means, with respect to a Party, such Party’s contemplated ownership percentage of Holdco immediately following the Transaction as set forth in the then-effective Schedule B.

“Control” shall have the meaning ascribed to such terms in Rule 12b-2 under the Exchange Act.

“Core Principles” shall have the meaning ascribed to such term in Section 1.4(e) hereof.

“Deed of Adherence” shall have the meaning ascribed to such term in Section 1.5(b) hereof.

“Definitive Agreements” shall have the meaning ascribed to such term in the recitals hereof.

“Digital Link” shall have the meaning ascribed to such term in the preamble hereof.

“Discloser” shall have the meaning ascribed to such term in Section 6.2(a) hereof.

“Equity Contribution” shall have the meaning ascribed to such term in Section 1.4(b) hereof.

“Equity Contribution Schedule” shall have the meaning ascribed to such term in Section 1.4(d) hereof.

“Exchange Act” shall have the meaning ascribed to such term in the recitals hereof.

“Exclusivity Period” shall have the meaning ascribed to such term in Section 4.1 hereof.

“General Atlantic” shall have the meaning ascribed to such term in the preamble hereof.

“HKIAC” shall have the meaning ascribed to such term in Section 9.9 hereof.

“Holdco” shall have the meaning ascribed to such term in the recitals hereof.

“Hong Kong” shall have the meaning ascribed to such term in Section 9.8 hereof.

“Joint Advisors” shall have the meaning ascribed to such term in Section 2.2(a) hereof.

“Lead Investor” shall have the meaning ascribed to such term in the preamble hereof.

“Merger Agreement” shall have the meaning ascribed to such term in the recitals hereof.

“Merger Sub” shall have the meaning ascribed to such term in the recitals hereof.

“Mr. Mo” shall have the meaning ascribed to such term in the preamble hereof.

“Mr. Mo’s Affiliate” or “Mr. Mo’s Affiliates” shall have the meaning ascribed to such term in the preamble hereof.

“NASDAQ” shall have the meaning ascribed to such term in the recitals hereof.

“Own” or “Ownership” means, with respect to a person and security, the person (x) is the record holder of such security or (y) is the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of such security.

“Party” or “Parties” shall have the meaning ascribed to such term in the preamble hereof.

“Person” means an individual, firm, body corporate, unincorporated association, government, state or agency of state, association, joint venture or partnership, trust or other entity or organization, in each case whether or not having a separate legal personality.

“Proposal” shall have the meaning ascribed to such term in the recitals hereof.

“Pro Rata Share” shall have the meaning ascribed to such term in Section 3.1(e) hereof.

“Recipient” shall have the meaning ascribed to such term in Section 6.2(a) hereof.

“Representatives” of a Party means that Party’s officers, directors, employees, accountants, counsel, financial advisors, consultants, other advisors, commercial bankers, lending institutions, general partners, limited partners, and other potential debt and equity financing sources. The Representatives shall include the Advisors.

“Rollover Shares” shall have the meaning ascribed to such term in Section 1.4(b) hereof.

“Rule 13e-3” shall have the meaning ascribed to such term in Section 2.1 hereof.

“Rules” shall have the meaning ascribed to such term in Section 9.9 hereof.

“Securities” means shares, warrants, options and any other securities which are convertible into or exercisable for shares of the Company including Company Shares and the ADSs.

“Shareholders Agreement” shall have the meaning ascribed to such term in Section 1.4(e) hereof.

“Special Committee” shall have the meaning ascribed to such term in the recitals hereof.

“Surviving Company” shall have the meaning ascribed to such term in the recitals hereof.

“Transaction” shall have the meaning ascribed to such term in the recitals hereof.

“Transfer” shall have the meaning ascribed to such term in Section 4.1(b) hereof.

“Transferee Affiliate” shall have the meaning ascribed to such term in Section 1.5(a) hereof.

“Transferor Party” shall have the meaning ascribed to such term in Section 1.5(a) hereof.

“Tribunal” shall have the meaning ascribed to such term in Section 9.9 hereof.

“True Knight” shall have the meaning ascribed to such term in the preamble hereof.

10.2          Headings. Section and paragraph headings are inserted for ease of reference only and shall not affect construction.

[Signatures begin on next page]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as a deed as of the date first written above.

FANG HOLDINGS LIMITED

By:	/s/ Jiangong Dai
Name:	Jiangong Dai
Title:	Chairman of the Board

Notice details:
Address: Tower A, No. 20 Guogongzhuang Middle Street Fengtai District, Beijing 100070, The People’s Republic of China
E-mail: richarddai@fang.com
Attention: Jiangong Dai

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as a deed as of the date first written above.

TIANQUAN MO

By:	/s/ Tianquan Mo

ACE SMART INVESTMENTS LIMITED

By:	/s/ Tianquan Mo
Name:	Tianquan Mo
Title:	Director

KARISTONE LIMITED

By:	/s/ Tianquan Mo
Name:	Tianquan Mo
Title:	Director

Open Land Holdings Limited

By:	/s/ Tianquan Mo
Name:	Tianquan Mo
Title:	Director

Notice details:
Address: Tower A, No. 20 Guogongzhuang Middle Street Fengtai District, Beijing 100070, The People’s Republic of China
E-mail: vincentmo@fang.com
Attention: Tianquan Mo

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as a deed as of the date first written above.

MEDIA PARTNER TECHNOLOGY LIMITED

By:	/s/ Tianquan Mo
Name:	Tianquan Mo
Title:	Authorized Signatory

NEXT DECADE INVESTMENTS LIMITED

By:	/s/ Tianquan Mo
Name:	Tianquan Mo
Title:	Authorized Signatory

Notice details:
Address: Tower A, No. 20 Guogongzhuang Middle Street Fengtai District, Beijing 100070, The People’s Republic of China
E-mail: vincentmo@fang.com
Attention: Tianquan Mo

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as a deed as of the date first written above.

General Atlantic Singapore Fund Pte. Ltd.

By:	/s/ Ong Yu Huat
Name:	Ong Yu Huat
Title:	Director

Notice details:
Address: 8 Marina View, #41-04 Asia Square Tower 1, Singapore 018960
Email: aong@generalatlantic.com
Attention: Alexander Ong

with a copy to:
Address: c/o General Atlantic Asia Limited
Suite 5704-5706, 57F Two IFC, 8 Finance Street, Central, Hong Kong
Email: itang@generalatlantic.com / sliu@generalatlantic.com
Attention: Ivy Tang / Simon Liu

and:

Address: c/o General Atlantic Service Company, L.P.
55 East 52nd Street, 33rd Floor, New York, NY 10055, USA
Email: clanning@generalatlantic.com
Attention: Chris Lanning

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as a deed as of the date first written above.

DIGITAL LINK INVESTMENTS LIMITED

By:	/s/ Shan Li
Name:	Shan Li
Title:	Director

Notice details:
Address: Unit 219, 2/F Building 16W, Phase Three, Hong Kong Science Park, Pak Shek Kok, New Territories, Hong Kong
E-mail: shan.li@sanshan.com
Attention: Shan Li

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as a deed as of the date first written above.

TRUE KNIGHT LIMITED

By:	/s/ Jiangong Dai
Name:	Jiangong Dai
Title:	Director

Notice details:
Address: Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands
E-mail: richarddai@fang.com
Attention: Jiangong Dai